April 29, 2020

FORM C-AR

Year Ending December 31, 2019

Baqua, Inc.

www.baqua.com



This Form C-AR (including the cover page and all exhibits attached hereto, the *"Form C-AR"*) is being furnished by Baqua Inc., a Delaware corporation (the *"Company,"* as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission *("SEC").*

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://Baqua.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may" "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, arc necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.


SUMMARY


The following summary is qualified in its entirely by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Baqua, Inc. (the *"Company"* or *"Baqua"*) is a Delaware corporation, and was formed by conversion on March 28, 2016. The Company was formerly organized as Belgrio, LLC, which was formed on March 14, 2014 as a Kentucky limited liability company.

The Company is located at 325 West Main Street, Suite 300, Lexington, Kentucky 40507. The Company's website is www.baqua.com. The information available on or through our website is not a part of this Form C-AR.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Sandra W. Marlowe, *Chairman & CEO, Board President,* since March 2016; Full time with Baqua

Rachael M. Bullock, Director, *Board Secretary, Director,* since March 2016; Full time Sales Director with Mary Kay Cosmetics

Bena Halecky, *Director*, since February 2017; Retired Proctor and Gamble Executive

Leigh McKee, *Audit Advisory Committee* since February 2017; Full time CPA with Dean Dorton Ford

OWNERS OF 20% OR MORE OF BAQUA, INC.

Royalty Ridge, LLC, ("Royalty Ridge") on December 31, 2019, owned 1,365,500 shares of Baqua's common stock, representing 63.35% of total shares outstanding. These shares are under the effective control of Sandra Marlowe, our CEO.

Greenline BDC, Inc., ("Greenline") on December 31, 2019, owned 525,000 shares of Baqua's common stock, representing 24.35% of total shares outstanding.

BUSINESS

Baqua crafts delicious plant-based beverages that support digestive health. All our products contain body boosting ancient grains. Baqua's original beverage line delivers quad power: prebiotics, antioxidants, vitamins and electrolytes. This drink is perfect for athletes, with more balanced electrolytes than leading sports drinks.

EMPLOYEES

Baqua currently has one full-time employee.

RISKS

General Risks

Uncertainty Risk. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that our product will compete well vs. other comparable products, or that we will able to provide our product at a price point that allows the Company to make a profit and still generate substantial sales.

Production Risks. The Company is dependent upon the safe and efficient production of our products from co-packers, as we do not own manufacturing equipment to produce our products. There may be product recalls based on ingredients used or if there is a manufacturing problem the affects product safety.

Funds Risks

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below the last price at which raised funds through an equity offering. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of previously sold equity, and possibly a lower purchase price per share as well.

Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Product or Service Risks

We are reliant on one main type of product. All of our current products are variants on one type of product: our Baqua beverage products. Our revenues are therefore dependent upon the market for these products.

We may never have a saleable product or service. It is possible that we will never commercially produce our beverages, or that our products may never generate significant sales. If this risk event occurs, it could be indicative of rapidly changing consumer taste preferences, of an unforeseen increase in competitive pressures, or of our team's inability to raise adequate capital and/or recruit and hire the high-quality professionals we need to succeed.

Security Rights Risks

Minority Holder; Securities with Voting Rights. Our common stock has voting rights attached to it. However, common stock investors are part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. Common stock investors are therefore forced to trust in management's discretion in making good business decisions that will grow the value of the common stock that investors hold. Furthermore, in the event of a liquidation of our company, common stock owners receive funds only after all of the creditors of the Company have been paid in full.

Market Competition and Operating History Risks

Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing expenses our products will be able to gain traction in the marketplace at a faster rate than they did previously. It is possible that our current or new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of our common stock.

We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we, or superior products compared to those we developed. There can be no assurance that competitors will render our technology or products obsolete or that the products we developed will be preferred to any existing or newly developed products.

It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits. Baqua, Inc. was formed during 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Baqua, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of our common stock shares.

We are an early stage company and have limited revenue and operating history. The Company has a short history, few customers, and effectively no revenue. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, the value of our common stock could be significantly and adversely affected.

Miscellaneous Risks

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of our common stock.

Our ability to sell our products is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on outside government regulators such as the FDA (Food and Drug Administration), the FTC (Federal Trade Commission), and other regulatory bodies. The laws and regulations concerning the beverage we plan to sell may be subject to change, and if they do change, then sales of our product may no longer be possible. At such point the Company may no longer want to sell product and therefore the value of our common shares may be affected.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the value of our common stock could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Baqua's website could harm our reputation and materially negatively impact our financial condition and business.

Other Risks

Rapidly Changing Laws pertaining to Hemp and Cannabidiol (CBD). Although legal sales of hemp and hemp-based products have been rapidly growing in the U.S., there can be no assurance that recent federal legalization of hemp and the widespread state legalization of cannabis and hemp will persist, and in fact these laws could in the future be reversed. However, Baqua does not plan to derive all of its future revenues from beverages containing hemp, which we believe both mitigates the effects of this risk and gives us stability-enhancing product diversity.


OUR SECURITIES


Our authorized capital stock consists of 8,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2019, 2,155,655 shares of common stock are outstanding, and no shares of preferred stock are outstanding. Each share of common stock has voting rights, at the rate of one vote per share. Each share of preferred stock has voting rights, at the rate of one vote per preferred share.

What it means to be a minority holder

As a minority holder investors have a limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. Investors will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in previous offerings.

If investors made investments expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in any Regulation CF offering may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

1. to the Company;
2. to an accredited investor;
3. as part of an offering registered with the SEC; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Class of Stock	Beneficial Owner	Shares Owned	Percent of Class
Common	**Royalty Ridge, LLC**	**1,365,500**	**63.35%**
Common	**Greenline BDC, Inc.**	**525,000**	**24.35%**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

	As of December 31, 2019	As of December 31, 2018
Total Assets:	$4,375	$18,069
Cash & Cash Equivalents:	$2,915	$13,973
Accounts Receivable:	$0	$109
Short-term Debt:	$605,981	$513,296
Long-term Debt:	$0	$0
Revenues/Sales:	$382	$6,211
Cost of Goods Sold:	$93	$6,999
Taxes Paid:	$0	$0
Net Income:	($105,796)	($254,672)

Total Assets

2019 total assets decreased to $4,375 from 2018 total assets of $18,069, representing a decline of 75.8% in 2019. Management attributes this decrease primarily to a reduction of cash balances and a decrease in inventory on hand.

Liquidity and Capital Resources

As of December 31, 2019, the Company had cash and cash equivalents of $2,915 vs. cash and cash equivalents of $13,973 as of December 31, 2018, a decline of 79.1% in 2019. *The Company intends to raise additional funds through an equity financing.*

Accounts Receivable

2019 accounts receivable were $0 vs. 2018 receivables of $109.

Total Debt

In 2019 total debt increased to $605,981 from 2018 total debt of $513,296, an increase of 18.1% in 2019.

Revenues

2019 revenues of $382 and 2018 revenues of $6,211 were all derived from sales of the Company's beverage products. 2019 revenues decreased by 93.9% vs. 2018 revenues.

Gross costs

2019 gross costs of $93 and 2018 gross costs of $6,999 were all related to the production of the Company's beverage products.

Taxes

Due to its net losses in both fiscal year 2019 and 2018, the Company paid no taxes in 2019 or in 2018.

Net income

In the year ended 2019, the Company had a net loss of $105,796 versus 2018 a net loss of $254,672, representing a decrease in net loss of 58.5% in 2019.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned, on April 29, 2020.

Baqua, Inc.

DocuSigned by:

Signed: Sandra Marlowe

6E12A7B186C54F1...

By: Sandra W. Marlowe
Chief Executive Officer

EXHIBIT A

FINANCIAL STATEMENTS

maughansullivanllc
A CERTIFIED PUBLIC ACCOUNTING FIRM
PCAOB REGISTERED
PO Box 347
Manchester, VT 05254
www.maughansullivanllc.com

Independent Accountant's Review Report

To Management
Baqua, Inc.
325 West Main Street, Third Floor
Lexington, KY

We have reviewed the accompanying financial statements of Baqua, Inc., which comprise the balance sheet as of December 31, 2019, and the related statements of income, retained earnings (changes in stockholder's equity) and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

/s/ MaughanSullivan LLC
Manchester, VT
April 28, 2020

114 Cemetery Avenue
PO Box 347
Manchester, VT 05254
802.768.8521
lindajoy@maughansullivanllc.com

2732 E Water Vista Way
Sandy, UT 84093
801-910.4221
heber@maughansullivanllc.com

701 Brickell Ave., Ste. 1550
Miami, FL 33131
305.728.5183 t
305.728.5288 f

48 Wall Street, 11th Floor
New York, NY 10005
305.728.5183 t
305.728.5288 f

13



Unaudited Financial Statements

December 31, 2019

Baqua, Inc.
Consolidated Balance Sheet
(unaudited)
December 31,

	2019
Assets	
Currents Assets	
Cash and cash equivalents	$ 2,915
Accounts receivable	-
Inventory	-
Prepaid expenses	-
Total current assets	2,915
Equipment, net of accumulated depreciation	1,460
Total assets	$ 4,375
Liabilities and Stockholders' Deficit	
Current liabilities	
Accounts payable and accrued expenses	$ 121,401
Accrued liabilities -related parties	41,892
Secured convertible note payable and accrued interest	69,951
Convertible bridge notes and accrued interest	10,476
Note payable and accrued interest	143,365
Notes payable and accrued interest-related parties	218,896
Total current liabilities	605,981
Long-term notes payable, net of debt discount	
Total liabilites	605,981
Stockholders' deficit	
Common stock, $0.0001 par value, 8,000,000 shares authorized, 2,155,655 shares issued and outstanding as of December 31, 2019 and December 31, 2018 and	
	216
Additional paid-in capital	685,859
Accumulated deficit	(1,287,681)
Total stockholders' deficit	(601,606)
Total liabilites and stockholders' deficit	$ 4,375

See unaudited notes to the financial statements.

Baqua, Inc.
Consolidated Statement of Operations
(unaudited)
For the year ended
December 31,
2019

Revenue	$	382
Cost of revenue		93
Gross profit (loss)		289
Operating expense:		
General and administrative		65,371
Sales and marketing		11,007
Total operating expenses		76,378
Loss from operations		(76,088)
Other income (expense):		
Interest expense		(29,707)
Total other expense		(29,707)
Net loss before income taxes		(105,796)
Provison for income taxes		-
Net loss	$	(105,796)
Net loss per share - basic and diluted	$	(0.04)
Weighted average shares outstanding-		
basic and diluted		2,155,655

See unaudited notes to the financial statements.

Baqua, Inc

Statement of Stockholders' Deficit

December 31, 2019

| | Common Stock | | | | |
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31,2018	2,155,655	$ 216	$ 686,359	$ (1,181,802)	$ (495,227)
Net loss	-	-	-	(105,796)	(105,796)
Adjustment			(500)	(83)	(583)
Balance at December 31, 2019	2,155,655	$ 216	$ 685,859	$ (1,287,681)	$ (601,606)

See unaudited notes to the financial statements.

Baqua, Inc.
Statement of Cash Flows
For the year ended December 31,
(unaudited)

	2019
Cash Flows from Operation Activities	
Net loss	$ (105,879)
Adjustments to reconcile net loss to net cash used in operating activites:	
Depreciation	1,912
Amortization of debt discount	
Accrued interest on notes payable	29,708
Changes in assets and liabilities:	
(Increase) decrease in accounts receivable	109
(Increase) decrease in inventory	198
(Increase) decrease in prepaid expenses	418
Increase (decrease) in accounts payable and	(1)
accrued liabilities	1,448
Increase in accrued liabilites- related parties	14,747
Net cash used in operating activies	(57,341)
Cash flows from investing activites	
Net cash provided by (used in) investing activities	-
Cash flows from frinancing activites	
Proceeds from the issuance of common stock	
Proceeds from convertible bridge notes	10,750
Proceeds from notes payable	
Proceeds from notes payable- related party	35,532
Payment of loan principal	
Payment of loan interest	
Net cash provided by financing activites	46,282
Net increase (decrease) in cash	$ (11,058)
Cash, beginning balance	$ 13,973
Cash, ending balance	$ 2,915
Supplemental Disclosures:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ -

See unaudited notes to the financial statements.

Baqua, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Operations

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation originally formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky and was founded to sell beverage products into a niche market in the beverage industry, the functional beverage category. As of December 31, 2019, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A.

Note 2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business

As reflected in the accompanying financial statements, at December 31, 2019 the Company had an accumulated deficit of $1,287,681, a stockholders' deficit of $601,606, and negative working capital of $603,066. In addition, the Company has not demonstrated the ability to consistently generate net profits from its business operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

Management intends to raise additional funds by way of a public or private offering. While the Company believes in the viability of this strategy, the Company cannot offer any assurances that it will be successful in its ability to raise funds. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus, COVID-19, surfaced in Wuhan, China. This virus continues to spread around the world, resulting in business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The operations and business results of the company could be materially adversely affected. The extent to which the coronavirus may impact business activity or results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others.

Note 3. Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies of Baqua, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. GAAP rules and regulations for presentation of financial information. Current and future financial statements may not be directly comparable to the Company's historical financial statements. Accordingly, the results of operations for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the current or any other full year.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and technologies, and a limited operating history.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns, and recoverability of long-term assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions insured up to two-hundred fifty thousand dollars ($250,000) by the Federal Deposit Insurance Corporation.

Accounts Receivable

The Company extends credit terms to some of its clients, with accounts receivable being based on the contracted prices for products shipped by the Company. Normal accounts receivable are due thirty (30) days after the issuance of the invoice. Receivables past due more than one hundred twenty (120) days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and the specific circumstances of the customer.

As of December 31, 2019, the Company did not have any outstanding accounts receivable.

Inventory

The Company's inventory, when it has any, consists of finished beverage products that are ready for sale/shipment and bottling/packaging materials such as plastic bottles, caps, and labels that are used in the manufacturing process. As of December 31, 2019, the Company did not have any inventory.

Prepaid Expenses

As of December 31, 2019, the Company had no prepaid expenses.

Long-Lived Assets

Company reviews its long-lived assets for impairment on a quarterly basis. Impairment of long-lived assets may occur when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever such impairment exists, the Company will record an impairment loss for the amount by which the carrying value exceeds the fair value. As of December 31, 2019, the Company did not record any impairment losses related to its long-lived assets.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, *Earnings Per Share,* which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The Company recorded a net loss for the year ended December 31, 2019. Accordingly, there were no dilutive instruments for these periods as their effect would have been anti-dilutive.

Revenue and Cost Recognition

Revenue consists of the sale of the Company's beverage products. The Company recognizes revenue from product sales in accordance with ASC 606, *Revenue From Contracts With Customers.* Consistent with ASC 606, the Company records revenue at the time customers are invoiced at shipping point, provided (1) title and risk of loss has passed to the customer, (2) evidence of an arrangement exists, (3) fees are contractually fixed or determinable, (4) collection is reasonably assured through historical collection results and regular credit evaluations, and (5) there are no uncertainties regarding customer acceptance.

During the year ended December 31, 2019, the Company recorded revenue in the amount of $382. The Company's revenue consisted of beverage sales to certain retail stores and online product sales. Cost of goods sold and operating expenses recognized in the Statements of Operations are expensed as incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising costs when incurred. The Company recorded advertising/sales and marketing expense of $11,007 during the year ended December 31, 20019.

The Company's advertising/sales and marketing expenses during the year ended December 31, 2019 consisted of costs incurred for online marketing campaigns and related materials, payments to a third-party marketing firm to manage the Company's marketing operations, and related to fees paid to consultants for advertising/marketing support.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, *Income Taxes.* Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by the Financial Accounting Standards Board (FASB) also provide guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, *Income Taxes*, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position or results of operations upon adoption.

Note 4. Related Party Transactions

Since the Company's inception, Sandra Marlowe, its Chief Executive Officer and founder, members of her immediate family, and a business entity owned and controlled by Sandra Marlowe have provided financing to the Company (see Note 7. Related Party Accrued Liabilities and Note 11. Related Party Notes Payable and Accrued Interest). The total amount provided as of December 31, 2019 was $260,788, of which $41,892 was recorded as related party accrued liabilities and the remaining $218,896 was recorded as the principal portion of related party notes payable and accrued interest.

As of December 31, 2019

Accrued liabilities, related parties	$ 41,892
Principal, related party notes payable and accrued interest	190,132
Interest, related party notes payable and accrued interest	28,764
	$ 260,788

Note 5. Equipment

As of December 31, 2019, the Company had equipment, net of depreciation, totaling $1,460, which consisted of computer and office equipment with an original cost of $8,124. The Company has estimated the useful life of this equipment to be three (3) years and is depreciating said equipment on a straight-line basis over thirty-six (36) months.

Note 6. Accounts Payable and Accrued Liabilities

As of December 31, 2019, the Company had recorded $121,401 of accounts payable and accrued liabilities, which consisted of $46,166 of accounts payable, $74,734 of Company credit debt, and $500 owed to a third-party consultant.

Note 7. Related Party Accrued Liabilities

Since the Company's inception, Sandra Marlowe, its Chief Executive Officer and founder, members of her immediate family, and a business entity owned and controlled by Sandra Marlowe have provided financing to the Company (see Note 4. Related Party Transactions). As of December 31, 2019, the Company had recorded $41,892 of related party accrued liabilities, which consisted of Baqua expenses paid for with related party credit cards.

Note 8. 9% Senior Secured Convertible Promissory Note and Accrued Interest

On September 20, 2016, the Company issued a 9% Senior Secured Convertible Promissory Note (the Senior Secured Convertible Note) in the principal amount of $54,000. The Senior Secured Convertible Note has a stated rate of interest of nine percent (9%) per annum and a maturity date of August 31, 2018. Per the terms of the Senior Secured Convertible Note, any amount of principal or interest on this Note that is not paid when due shall bear interest at the rate of eighteen percent (18%) per annum from the due date thereof until the same is paid ("Default Interest").

The Holder shall have the right from time to time, and at any time commencing on the Issue Date and ending on the later of: (i) the Maturity Date and (ii) such later date as this Note has been paid in full, each in respect of the remaining outstanding principal amount and accrued interest under this Note, to convert all or any part of the outstanding and unpaid principal amount of this Note into shares of Common Stock (the "Conversion Shares") of the Company at the Conversion Price (as hereinafter defined) or any shares of capital stock or other securities of the Company into which such Common Stock shall hereafter be changed or reclassified at the Conversion Price (a "Conversion"); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (I) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Note or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock.

The conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to $1.80 per share of Common Stock, subject to equitable adjustments for stock splits, stock dividends, mergers or consolidations.

In accordance with ASC 470-20, *Accounting for Convertible Instruments*, the Company reviewed the conversion terms of the Senior Secured Convertible Note to determine if it resulted in a beneficial conversion feature (BCF) to the Holder. The Company determined that a BCF did not exist, as the conversion price was equal to the $1.80 per share price of the Company's common stock offering that was in effect at the time the Senior Secured Convertible Note was issued.

The Holder of the Senior Secured Convertible Note was also issued warrants to purchase 60,000 shares of the Company's common stock at a per share price of $2.00. Exercise of the warrants may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Expiration Date.

On the date of issuance, the Company estimated the fair value of the warrants using a weighted average Black-Scholes-Merton option pricing model with the following range of assumptions:

Date of Issuance

Fair value of the Company's common stock	$1.80
Per share conversion price	$2.00
Term of the note (years)	2.00

Risk-free interest rate	0.17%
Expected volatility	159.75%
Dividend yield	-

Note that the estimated volatility of 159.75% represents the average annual volatility of six (6) randomly selected publicly traded beverage industry companies with estimated market capitalizations ranging from approximately $7 million to $85 million.

Based on the above criteria, the Company estimated the fair value of the warrants to be $78,622 as of the date of issuance. The Company expensed the entire $78,622 fair value of the warrants on the September 20, 2016 date of issuance of the Senior Secured Convertible Note because the warrants were immediately exercisable.

As of December 31, 2019, the Holder of the Senior Secured Convertible Note had not declared this note in default, so the Company has continued to accrue interest at the note's nine percent (9%) stated rate of interest.

As of December 31, 2019, the note payable principal of $54,000 plus accrued interest recorded on the balance sheet was $68,726.

Note 9. Convertible Bridge Notes and Accrued Interest

During the year ended December 31, 2019, the Company issued ten (10) Convertible Bridge Notes (the Convertible Bridge Notes) for aggregate cash proceeds of $10,250. The Convertible Bridge Notes have a maturity date two hundred seventy (270) days from the date of issue and an interest rate of five percent (5%) per annum. The Company recorded accrued and unpaid interest of $225 in relation to the Convertible Bridge as of December 31, 2019.

Per the terms of the Convertible Bridge Notes, the Holder(s) has the option to convert the outstanding loan principal into shares of the Company's common stock at a per share conversion price equal to fifty percent (50%) of the $2.50 per share price of the Company's Qualified Equity Filing.

The Convertible Bridge Notes can only be converted upon the occurrence of (i) a Qualified Equity Filing, (ii) a Corporate transaction, or (iii) the maturity of the note.

Per the terms of the Convertible Bridge Notes, a Qualified Equity Filing is defined as the first filing of any registration statement or notice filed under the Securities Act of 1933, as amended, and a Corporate Transaction is defined as:

i. the closing of the sale, transfer or other disposition of all or substantially all the Company's assets;

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity);

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company(or the surviving or acquiring entity); or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if (a) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by who held the Company's securities immediately prior to such transaction, or (b) it is a bona fide equity financing for capital raising purposes.

In accordance with ASC 470-20, *Accounting for Convertible Instruments*, the Company determined that the Convertible Bridge Notes contained a beneficial conversion feature (BCF), as the stated per share conversion price was at a discount to the per share price of the Qualified Equity Filing. The Company estimated the fair value of the BCF to be $9,357 as of

December 31, 2019. Consistent with ASC 470-20, the Company will record the $9,357 BCF as non-cash interest expense upon the occurrence of the contingent event.

As of December 31, 2019, the Company had recorded a $10,476 liability on its balance sheet in relation to the Convertible Bridge Notes, of which $10,250 was principal and $226 was accrued and unpaid interest.

Note 10. Notes Payable and Accrued Interest

Greenline BDC

During the year ended December 31, 2017, the Company borrowed $45,000 from an independent third-party lender named Greenline BDC (Greenline). The Company also recorded $2,455 of accrued and unpaid interest expense related to this loan during the year ended December 31, 2017.

During the year ended December 31, 2018, the Company borrowed an additional $76,338 from Greenline, and recorded accrued and unpaid interest expense of $8,088.

During the year ended December 31, 2019, the Company borrowed an additional $500 from Greenline while recording $10,983 of accrued and unpaid interest expense resulting in a total note payable and accrued interest balance of $143,365.

These funds were loaned to the Company by Greenline without any formal written agreement between the Company and Greenline. However, the parties verbally agreed to a nine percent (9%) annual rate of interest. As of December 31, 2019, the Company was in the process of preparing a formal loan agreement with Greenline.

Note 11. Related Party Notes Payable and Accrued Interest

Sandra Marlowe, the Company's Chief Executive Officer and founder, and her mother, Betty Williams, have loaned the Company money at various times since its inception (see Note 4. Related Party Transactions). As of December 31, 2019, the Company was in the process of preparing formal loan agreements with both Sandra Marlowe and Betty Williams. As of December 31, 2019, in lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year. The related notes payable and accrued interest balances at December 31, 2019 for Ms. Marlowe and Ms. Williams were $158,314 and $60,583, respectively.

Note 12. Stockholders' Deficit

Preferred Stock

The Company is authorized to issue a maximum of 2,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2019, the Company had not issued any shares of preferred stock.

Common Stock

The Company is authorized to issue a maximum of 8,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2019, the Company had 2,155,655 shares of its common stock issued and outstanding. The Company did not issue any shares of its common stock during the current year.

During the year ended December 31, 2018, the Company issued 76,000 shares of its common stock in relation to the conversion of the five (5) Original Issue Discount (OID) Promissory Notes (see Note 12. Long-Term Notes Payable). The shares were issued for total consideration of $190,000, of which $142,500 was cash proceeds received by the Company upon issuance of the Original Issue Discount (OID) Promissory Notes and the remaining $47,500 was related to the discount on Original Issue Discount (OID) Promissory Notes.

Common Stock issued and outstanding as of December 31, 2019

	Shares	Consideration Received
Sandra Marlowe, CEO and Founder/Royalty Ridge, LLC	1,365,500	$ 44,900
Greenline BDC, Inc.	525,000	-
Patterson Hicks, Founder	99,500	13,250
Holders of convertible Original Issue Discount (OID) Notes	76,000	190,000
Friends and Family offering	74,555	134,200
Crowd Funding offering	15,100	30,200
Total	2,155,655	$ 412,550

Warrants

On September 20, 2016, the Company issued a 9% Senior Secured Convertible Promissory Note (the Senior Secured Convertible Note) in the principal amount of $54,000 (see Note 8. 9% Senior Secured Convertible Promissory Note and Accrued Interest). The Holder of this note was also issued warrants to purchase 60,000 shares of the Company's common stock at a per share price of $2.00. Using the Black-Scholes-Merton option pricing model, the Company estimated the fair value of these warrants to be $274,025 as of the date of issue. The Company expensed the entire $274,025 as non-cash warrant expense on the date of issue, as the warrants were immediately exercisable. As of December 31, 2019, these warrants had expired without having been exercised.

The following table summarizes the number of shares issuable as of December 31, 2019:

Maximum authorized number of shares of common stock	8,000,000
Shares issued and outstanding at December 31, 2019	2,155,655
Shares issuable upon conversion of the 9% Convertible Promissory Note	38,181
Shares issuable upon conversion of Convertible Bridge Notes	7,486
Total shares of common stock that could have been issued as of December 31, 2019	2,201,322
Shares of common stock available for issuance as of December 31, 2019	5,798,678

Common Stock Sold by Royalty Ridge LLC

On December 2, 2019, Greenline BDC Inc. (Greenline), a third-party entity that has provided both consulting services and $121,838 of funding (see Note 10. Notes Payable and Accrued Interest) to the Company, purchased 525,000 shares of the Company's common stock from Royalty Ridge LLC (Royalty Ridge) for cash proceeds of $52.50. Royalty Ridge is a related-party entity owned and controlled by Sandra Marlowe, the Company's Chief Executive Officer and founder. The 525,000 shares purchased by Greenline represent approximately 24.4% of the 2,155,655 shares of the Company's common stock that was issued and outstanding as of December 31, 2019.

Consulting Services

On December 2, 2019, the Company agreed to pay Greenline a monthly consulting fee of $7,500 beginning on January 1, 2020.

On December 2, 2019, the Company also agreed to pay $30,000, in the aggregate, to two (2) independent consultants in return for accounting, business management, and business development services. The Company is not obligated to make any cash payment(s) to these two consultants until, and unless, it secures a minimum of two-hundred fifty thousand dollars ($250,000) of new financing.

Convertible Bridge Notes

In May 2019, the Company began issuing Convertible Bridge Notes (see Note 9. Convertible Bridge Notes and Accrued Interest) that have a maturity date two hundred seventy (270) days from the date of issue and an interest rate of five percent (5%) per annum. As of December 31, 2019, the Company had issued ten (10) Convertible Bridge Notes for aggregate cash proceeds of $10,250. Accrued and unpaid interest on these ten notes totaled $226 as of December 31, 2019.

Related Party Notes Payable

During the year ended December 31, 2019, the Company borrowed $36,000, in the aggregate, from Sandra Marlowe, the Company's Chief Executive Officer and founder, and her mother, Betty Williams (see Note 11. Related Party Notes Payable and Accrued Interest). The $36,000 of related party borrowings consisted of $31,000 from Sandra Marlowe and $5,000 from Betty Williams. In lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year.

Note 13. Subsequent Events

In December 2019, a novel strain of coronavirus, COVID-19, surfaced in Wuhan, China. This virus continues to spread around the world, resulting in business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The operations and business results of the company could be materially adversely affected. The extent to which the coronavirus may impact business activity or results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others.


Oluwatosin Anifowoshe, CPA
Certified Public Accountant


10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Independent Accountant's Review Report

To Management
Baqua Inc.
325 West Main Street, Third Floor
Lexington, KY

I, Oluwatosin Anifowoshe, CPA, have reviewed the accompanying financial statements of Baqua, Inc., which comprise the Balance sheets as of December 31, 2017, December 31,2018 and as of September 30, 2019 and the related statement of income, changes in stockholders' equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my report.

1


Oluwatosin Anifowoshe, CPA
Certified Public Accountant


10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be
made to the accompanying financial statements in order for them to be in
conformity with U.S. generally accepted accounting principles.

Oluwatosin Anifowoshe, CPA
Houston, Texas
January 30, 2020

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**



Unaudited Financial Statements

Fiscal/Calendar Years 2017, 2018
First Nine Months 2019

3

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Baqua, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2019		December 31, 2018		December 31, 2017
Assets					
Current assets					
Cash and cash equivalents	$ 6,983	$	13,973	$	29,966
Accounts receivable	-		109		1,880
Inventory	-		198		19,559
Prepaid expenses	-		418		1,711
Total current assets	6,983		14,698		53,116
Equipment, net of accumulated depreciation	1,825		3,371		7,432
Total assets	$ 8,808	$	18,069	$	60,548
Liabilities and Stockholders' Deficit					
Current liabilities					
Accounts payable and accrued expenses	$ 122,961	$	119,953	$	131,238
Accrued liabilities - related parties	36,700		27,145		19,498
Secured convertible note payable and accrued interest	68,726		65,091		60,231
Convertible bridge notes and accrued interest	9,357		-		-
Note payable and accrued interest	140,571		131,881		65,307
Notes payable and accrued interest - related parties	208,158		169,226		85,454
Total current liabilities	586,473		513,296		361,728
Long-term notes payable, net of debt discount	-		-		129,375
Total liabilities	586,473		513,296		491,103
Stockholders' deficit					
Common stock, $0.0001 par value, 8,000,000 shares authorized, 2,155,655 shares issued and outstanding as of September 30, 2019 and December 31, 2018 and 2,079,655 shares issued and outstanding as of December 31, 2017	216		216		208
Additional paid-in capital	686,359		686,359		496,367
Accumulated deficit	(1,264,240)		(1,181,802)		(927,130)

4

Total stockholders' deficit		(577,665)		(495,227)	(430,555)
Total liabilities and stockholders' deficit	$	8,808	$	18,069	$ 60,548

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln　　　　　　　　**Ph.: +1(832)768-9254**
Sugar Land, TX, 77498　　　　　　　**Email:cpataxconsultant@gmail.com**

Baqua, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	For the Nine Months Ended September 30, 2019	For the Years Ended December 31, 2018	December 31, 2017
Revenue	$ 382	$ 6,211	$ 6,926
Cost of revenue	345	6,999	5,415
Gross profit (loss)	37	(788)	1,511
Operating expenses:			
General and administrative	38,179	71,048	191,399
Sales and marketing	9,251	96,332	129,206
Total operating expenses	47,430	167,380	320,605
Loss from operations	(47,393)	(168,168)	(319,094)
Other income (expense):			
Interest expense	(35,045)	(86,504)	(23,340)
Total other expense	(35,045)	(86,504)	(23,340)
Net loss before income taxes	(82,438)	(254,672)	(342,434)
Provision for income taxes	-	-	-
Net loss	$ (82,438)	$ (254,672)	$ (342,434)
Net loss per share - basic and diluted	$ (0.04)	$ (0.12)	$ (0.16)
Weighted average shares outstanding - basic and diluted	2,155,655	2,144,060	2,078,282

The accompanying notes are an integral part of these unaudited consolidated financial statements.

6

Baqua, Inc.
Condensed Consolidated Statement of Stockholders' Deficit
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2013	-	$ -	$ -	$ -	$ -
Shares issued for cash	369,828	37	16,963	-	17,000
Net loss for the year	-	-	-	(19,568)	(19,568)
Balance at December 31, 2014	369,828	$ 37	$ 16,963	$ (19,568)	$ (2,568)
Shares issued for cash	1,609,096	161	39,514	-	39,675
Net loss for the year	-	-	-	(43,077)	(43,077)
Balance at December 31, 2015	1,978,924	$ 198	$ 56,477	$ (62,645)	$ (5,970)
Shares issued for cash	85,631	8	135,667	-	135,675
Fair value of warrants issued	-	-	274,025	-	274,025
Net loss for the year	-	-	-	(522,051)	(522,051)
Balance at December 31, 2016	2,064,555	$ 206	$ 466,169	$ (584,696)	$ (118,321)
Shares issued for cash	15,100	2	30,198	-	30,200
Net loss for the year	-	-	-	(342,434)	(342,434)
Balance at December 31, 2017	2,079,655	$ 208	$ 496,367	$ (927,130)	$ (430,555)
Shares issued for cash	76,000	8	189,992	-	190,000
Net loss for the year	-	-	-	(254,672)	(254,672)

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Balance at December 31, 2018	2,155,655	$ 216	$ 686,359	$ (1,181,802)	$ (495,227)
Net loss for the nine months ended September 30, 2019	-	-	-	(82,438)	(82,438)
Balance at September 30, 2019	2,155,655	$ 216	$ 686,359	$ (1,264,240)	$ (577,665)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Baqua, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Cash Flows from Operating Activities			
Net loss	$ (82,438)	$ (254,672)	$ (342,434)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,546	2,709	(50)
Amortization of debt discount	-	47,500	-
Accrued interest on notes payable	21,864	22,721	11,963
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	109	1,771	(1,880)
(Increase) decrease in inventory	198	19,361	(13,079)
(Increase) decrease in prepaid expenses	418	1,293	(385)
Increase (decrease) in accounts payable and accrued liabilities	3,008	(11,285)	53,821
Increase in accrued liabilities - related parties	9,555	7,646	6,365
Net cash used in operating activities	(45,740)	(162,956)	(285,679)
Cash flows from investing activities			
Equipment purchased	-	-	(5,731)
Disposal of fully depreciated equipment	-	-	1,298
Proceeds from the return of equipment to vendor	-	1,352	-
Net cash provided by (used in) investing activities	-	1,352	(4,433)
Cash flows from financing activities			
Proceeds from the issuance of common stock	-	142,500	30,200
Proceeds from convertible bridge notes	9,250	-	-
Proceeds from notes payable	500	89,463	191,375
Proceeds from notes payable - related party	29,000	74,000	60,000
Payment of loan principal	-	(159,500)	-
Payment of loan interest	-	(852)	-
Net cash provided by financing activities	38,750	145,611	281,575
Net increase (decrease) in cash	$ (6,990)	$ (15,993)	$ (8,537)

10

Oluwatosin Anifowoshe, CPA
Certified Public Accountant
10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Cash, beginning balance	$	13,973	$	29,966	$	38,503
Cash, ending balance	$	6,983	$	13,973	$	29,966
Supplemental Disclosures:					
Cash paid for income taxes	$	-	$	-	$	-
Cash paid for interest expense	$	13,181	$	17,135	$	11,377
Disclosure of Non-Cash Transactions:					
OID discount converted into common stock	$	-	$	47,500	$	-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**

Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Baqua, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Operations

Baqua, Inc. ("Baqua", "we", "us", "our", or the "Company") is a Delaware corporation originally formed on March 14, 2014 as a Kentucky limited liability company under the name of Belgrio, LLC, and converted to a Delaware stock corporation as Baqua, Inc. on March 28, 2016. Baqua is based in Lexington, Kentucky and was founded to sell beverage products into a niche market in the beverage industry, the functional beverage category. As of September 30, 2019, Baqua has developed five beverage products, which we intend to produce, market, sell and distribute by developing a regional distribution system in the U.S.A.

Note 2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business

As reflected in the accompanying financial statements, the Company had a net loss of $82,438 for the nine-month period ended September 30, 2019. As of September 30, 2019, the Company had an accumulated deficit of $1,264,240, a stockholders' deficit of $577,665, and negative working capital of $579,490. In addition, the Company has not demonstrated the ability to consistently generate net profits from its business operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

Management intends to raise additional funds by way of a public or private offering. While the Company believes in the viability of this strategy, the Company cannot offer any assurances that it will be successful in its ability to raise funds. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 3. Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies of Baqua, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

12

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. GAAP rules and regulations for presentation of financial information. Current and future financial statements may not be directly comparable to the Company's historical financial statements. Accordingly, the results of operations for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the current or any other full year.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and technologies, and a limited operating history.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns, and recoverability of long-term assets.

Cash and Cash Equivalents

13

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances were $6,983 and $13,973 as of September 30, 2019 and December 31, 2018, respectively. As of December 31, 2017, the Company's cash on hand totaled $29,966.

The Company maintains cash balances at financial institutions insured up to two-hundred fifty thousand dollars ($250,000) by the Federal Deposit Insurance Corporation.

Accounts Receivable

The Company extends credit terms to some of its clients, with accounts receivable being based on the contracted prices for products shipped by the Company. Normal accounts receivable are due thirty (30) days after the issuance of the invoice. Receivables past due more than one hundred twenty (120) days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and the specific circumstances of the customer.

As of September 30, 2019, the Company did not have any outstanding accounts receivable. As of December 31, 2018, the Company's outstanding accounts receivable totaled $109, a decrease of $1,771 from the $1,880 of accounts receivable as of December 31, 2017.

Inventory

The Company's inventory, when it has any, consists of finished beverage products that are ready for sale/shipment and bottling/packaging materials such as plastic bottles, caps, and labels that are used in the manufacturing process. As of September 30, 2019, the Company did not have any inventory. As of December 31, 2018 and 2017, the Company's inventory totaled $198 and $19,559, respectfully.

The $19,559 of inventory as of December 31, 2017 consisted of the following:

Finished product	$	14,853
Bottles and caps		3,060
Labels		1,646
Total inventory	$	19,559

Prepaid Expenses

As of both December 31, 2018 and 2017, the Company had prepaid expenses totaling $418 and $1,711, respectfully. Prepaid expenses were entirely related to insurance policies purchased by the Company.

Long-Lived Assets

14

The Company reviews its long-lived assets for impairment on a quarterly basis. Impairment of long-lived assets may occur when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever such impairment exists, the Company will record an impairment loss for the amount by which the carrying value exceeds the fair value. As of both September 30, 2019 and December 31, 2018 and 2017, the Company did not record any impairment losses related to its long-lived assets.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, *Earnings Per Share,* which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The Company had a net loss for the nine-month period ended September 30, 2019 and for the years ended December 31, 2018 and 2017. Accordingly, there were no dilutive instruments for these periods as their effect would have been anti-dilutive.

Revenue and Cost Recognition

Revenue consists of the sale of the Company's beverage products. The Company recognizes revenue from product sales in accordance with ASC 606, *Revenue From Contracts With Customers.* Consistent with ASC 606, the Company records revenue at the time customers are invoiced at shipping point, provided (1) title and risk of loss has passed to the customer, (2) evidence of an arrangement exists, (3) fees are contractually fixed or determinable, (4) collection is reasonably assured through historical collection results and regular credit evaluations, and (5) there are no uncertainties regarding customer acceptance.

During the nine-month period ended September 30, 2019, the Company recorded revenue in the amount of $382. Revenue for the year ended December 31, 2018 was $6,211, while revenue for the year ended December 31, 2017 totaled $6,926. The Company's revenue consisted of beverage sales to certain retail stores and online product sales.

Cost of goods sold and operating expenses recognized in the Statements of Operations are expensed as incurred.

Advertising Costs

15

The Company's policy regarding advertising is to expense advertising costs when incurred. The Company recorded advertising/sales and marketing expense of $9,251 during the nine-month periods ended September 30, 2019. Advertising/sales and marketing expense during the years ended September 30, 2018 totaled $96,332 and $129,206, respectfully.

The Company's advertising/sales and marketing expenses during the year ended December 31, 2018 consisted of $47,078 related to costs incurred for online marketing campaigns and related materials, $37,500 paid to a third-party marketing firm to manage the Company's marketing operations, and $11,754 related to fees paid to consultants for advertising/marketing support.

During the year ended December 31, 2017, the Company recorded $75,000 of expense related to the services of a third-party marketing firm. The Company spent an additional $44,415 for various services related to its online marketing campaigns and the design and production of marketing materials. The Company also paid $9,791 to consultants who provided various advertising/marketing services to the Company.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by the Financial Accounting Standards Board (FASB) also provide guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, *Income Taxes*, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Accounting Pronouncements

16

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position or results of operations upon adoption.

Note 4. Related Party Transactions

Since the Company's inception, Sandra Marlowe, its Chief Executive Officer and founder, members of her immediate family, and a business entity owned and controlled by Sandra Marlowe have provided financing to the Company (see Note 7. Related Party Accrued Liabilities and Note 11. Related Party Notes Payable and Accrued Interest). The total amount provided as of September 30, 2019 was $219,800, of which $36,700 was recorded as related party accrued liabilities and the remaining $183,100 was recorded as the principal portion of related party notes payable and accrued interest. The total amount owed to related parties as of September 30, 2019 was $244,858, the details of which are as follows:

	As of September 30, 2019
Accrued liabilities, related parties	$ 36,700
Principal, related party notes payable and accrued interest	183,100
Interest, related party notes payable and accrued interest	25,058
	$ 244,858

With regard to the $36,700 of related party accrued liabilities, $35,700 consisted of Baqua expenses paid for with related party credit cards. The remaining $1,000 was cash advanced to the Company by the related party entity owned and controlled by Sandra Marlowe.

Note 5. Equipment

As of September 30, 2019, the Company had equipment, net of depreciation, totaling $1,825, which consisted of computer and office equipment with an original cost of $8,124 less accumulated depreciation of $6,299. The equipment consisted of approximately $5,043 of computer equipment and $3,081 of small office equipment. The Company has estimated the useful life of this equipment to be three (3) years and is depreciating said equipment on a straight-line basis over thirty-six (36) months.

Net equipment totaled $3,371 as of December 31, 2018, which consisted of equipment with an original cost of $8,124 less accumulated depreciation of $4,753. Net equipment totaled $7,432 as of December 31, 2017, which consisted of equipment with an original cost of $9,476 less accumulated depreciation of $2,044.

17

Oluwatosin Anifowoshe, CPA
Certified Public Accountant
10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

The following is a summary of the Company's long-lived assets:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Beginning balance	$ 3,371	$ 7,432	$ 2,949
Equipment purchased	-	-	5,731
Disposal of fully depreciated equipment	-	-	(1,298)
Equipment returned to vendor	-	(1,352)	-
Depreciation	(1,546)	(2,709)	50
Ending balance	$ 1,825	$ 3,371	$ 7,432

Note 6. Accounts Payable and Accrued Liabilities

As of September 30, 2019, the Company had recorded $122,961 of accounts payable and accrued liabilities, which consisted of $44,295 of accounts payable, $78,266 of Company credit debt, and $500 owed to a third-party consultant.

As of December 31, 2018, the Company had recorded $119,953 of accounts payable and accrued liabilities, which consisted of $41,187 of accounts payable, $78,266 of Company credit debt, and $500 owed to a third-party consultant.

As of December 31, 2017, the Company had recorded $131,238 of accounts payable and accrued liabilities, which consisted of $58,595 of accounts payable and $72,643 of Company credit debt.

Note 7. Related Party Accrued Liabilities

Since the Company's inception, Sandra Marlowe, its Chief Executive Officer and founder, members of her immediate family, and a business entity owned and controlled by Sandra Marlowe have provided financing to the Company (see Note 4. Related Party Transactions). As of September 30, 2019, the Company had recorded $36,700 of related party accrued liabilities, of which $35,700 consisted of Baqua expenses paid for with related party credit cards and the remaining $1,000 was cash advanced to the Company by the related party entity owned and controlled by Sandra Marlowe.

As of December 31, 2018 and 2017, the Company had recorded $27,145 and $19,498, respectfully, of related party accrued liabilities that consisted entirely of Baqua expenses paid for with related party credit cards.

Note 8. 9% Senior Secured Convertible Promissory Note and Accrued Interest

On September 20, 2016, the Company issued a 9% Senior Secured Convertible Promissory Note (the Senior Secured Convertible Note) in the principal amount of $54,000. The Senior Secured

Convertible Note has a stated rate of interest of nine percent (9%) per annum and a maturity date of August 31, 2018. Per the terms of the Senior Secured Convertible Note, any amount of principal or interest on this Note that is not paid when due shall bear interest at the rate of eighteen percent (18%) per annum from the due date thereof until the same is paid ("Default Interest").

The Holder shall have the right from time to time, and at any time commencing on the Issue Date and ending on the later of: (i) the Maturity Date and (ii) such later date as this Note has been paid in full, each in respect of the remaining outstanding principal amount and accrued interest under this Note, to convert all or any part of the outstanding and unpaid principal amount of this Note into shares of Common Stock (the "Conversion Shares") of the Company at the Conversion Price (as hereinafter defined) or any shares of capital stock or other securities of the Company into which such Common Stock shall hereafter be changed or reclassified at the Conversion Price (a "Conversion"); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (l) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Note or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock.

The conversion price (the "Conversion Price") in effect on any Conversion Date shall be equal to $1.80 per share of Common Stock, subject to equitable adjustments for stock splits, stock dividends, mergers or consolidations.

In accordance with ASC 470-20, *Accounting for Convertible Instruments*, the Company reviewed the conversion terms of the Senior Secured Convertible Note to determine if it resulted in a beneficial conversion feature (BCF) to the Holder. The Company determined that a BCF did not exist, as the conversion price was equal to the $1.80 per share price of the Company's common stock offering that was in effect at the time the Senior Secured Convertible Note was issued.

The Holder of the Senior Secured Convertible Note was also issued warrants to purchase 60,000 shares of the Company's common stock at a per share price of $2.00. Exercise of the warrants may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Expiration Date.

On the date of issuance, the Company estimated the fair value of the warrants using a weighted average Black-Scholes-Merton option pricing model with the following range of assumptions:

	Date of Issuance
Fair value of the Company's common stock	$1.80

19

Per share conversion price	$2.00
Term of the note (years)	2.00
Risk-free interest rate	0.17%
Expected volatility	159.75%
Dividend yield	-

Note that the estimated volatility of 159.75% represents the average annual volatility of six (6) randomly selected publicly traded beverage industry companies with estimated market capitalizations ranging from approximately $7 million to $85 million.

Based on the above criteria, the Company estimated the fair value of the warrants to be $78,622 as of the date of issuance. The Company expensed the entire $78,622 fair value of the warrants on the September 20, 2016 date of issuance of the Senior Secured Convertible Note because the warrants were immediately exercisable.

As of September 30, 2019, the Holder of the Senior Secured Convertible Note had not declared this note in default, so the Company has continued to accrue interest at the note's nine percent (9%) stated rate of interest.

The following table summarizes the outstanding loan principal and accrued and unpaid interest related to the Senior Secured Convertible Note:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Principal	$ 54,000	$ 54,000	$ 54,000
Accrued and unpaid interest	14,726	11,091	6,231
Total principal and accrued and unpaid interest	$ 68,726	$ 65,091	$ 60,231

Note 9. Convertible Bridge Notes and Accrued Interest

During the nine months ended September 30, 2019, the Company issued ten (10) Convertible Bridge Notes (the Convertible Bridge Notes) for aggregate cash proceeds of $9,250. The Convertible Bridge Notes have a maturity date two hundred seventy (270) days from the date of issue and an interest rate of five percent (5%) per annum. The Company recorded accrued and unpaid interest of $107 in relation to the Convertible Bridge Notes during the nine months ended September 30, 2019.

Per the terms of the Convertible Bridge Notes, the Holder(s) has the option to convert the outstanding loan principal into shares of the Company's common stock at a per share conversion price equal to fifty percent (50%) of the $2.50 per share price of the Company's Qualified Equity

20

Filing. The Convertible Bridge Notes can only be converted upon the occurrence of (i) a Qualified Equity Filing, (ii) a Corporate transaction, or (iii) the maturity of the note.

Per the terms of the Convertible Bridge Notes, a Qualified Equity Filing is defined as the first filing of any registration statement or notice filed under the Securities Act of 1933, as amended, and a Corporate Transaction is defined as:

i. the closing of the sale, transfer or other disposition of all or substantially all the Company's assets;

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity);

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company(or the surviving or acquiring entity); or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if (a) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by who held the Company's securities immediately prior to such transaction, or (b) it is a bona fide equity financing for capital raising purposes.

In accordance with ASC 470-20, *Accounting for Convertible Instruments*, the Company determined that the Convertible Bridge Notes contained a beneficial conversion feature (BCF), as the stated per share conversion price was at a discount to the per share price of the Qualified Equity Filing. The Company estimated the fair value of the BCF to be $9,357 as of September 30, 2019. Consistent with ASC 470-20, the Company will record the $9,357 BCF as non-cash interest expense upon the occurrence of the contingent event.

As of September 30, 2019, the Company had recorded a $9,397 liability on its balance sheet in relation to the Convertible Bridge Notes, of which $9,250 was principal and $107 was accrued and unpaid interest.

Note 10. Notes Payable and Accrued Interest

Harvest Growth Fund I

During the year ended December 31, 2017, the Company borrowed $17,000 from an independent third-party entity named Harvest Growth Fund 1 (Harvest Growth). The Company also recorded $852 of accrued and unpaid interest expense related to this loan as of December 31, 2017.

21

These funds were loaned to the Company without any formal written agreement between the Company and Harvest Growth. However, the parties verbally agreed to a nine percent (9%) annual rate of interest.

During the year ended December 31, 2018, the Company repaid Harvest Growth the entire $17,000 loan principal plus the $852 of accrued interest. As of both September 30, 2019 and December 31, 2018, the Company did not owe any principal and/or accrued and unpaid interest to Harvest Growth.

Greenline BDC

During the year ended December 31, 2017, the Company borrowed $45,000 from an independent third-party lender named Greenline BDC (Greenline). The Company also recorded $2,455 of accrued and unpaid interest expense related to this loan during the year ended Dec ember 31, 2017.

During the year ended December 31, 2018, the Company borrowed an additional $76,338 from Greenline, and recorded accrued and unpaid interest expense of $8,088.

During the nine months ended September 30, 2019, the Company borrowed an additional $500 from Greenline while recording $8,190 of accrued and unpaid interest expense.

The following table summarizes the borrowing activity between the Company and Greenline:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Principal - Greenline BDC	$ 121,838	$ 121,338	$ 45,000
Principal - Harvest Growth Fund I	-	-	17,000
Total principal	121,838	121,338	62,000
Accrued interest - Greenline BDC	18,733	10,543	2,455
Accrued Interest - Harvest Growth Fund I	-	-	852
Total accrued interest	18,733	10,543	3,307
Total notes payable and accrued interest	$ 140,571	$ 131,881	$ 65,307

These funds were loaned to the Company by Greenline without any formal written agreement between the Company and Greenline. However, the parties verbally agreed to a nine percent (9%) annual rate of interest. As of September 30, 2019, the Company was in the process of preparing a formal loan agreement with Greenline.

Note 11. Related Party Notes Payable and Accrued Interest

Sandra Marlowe, the Company's Chief Executive Officer and founder, and her mother, Betty Williams, have loaned the Company money at various times since its inception (see Note 4. Related Party Transactions). As of September 30, 2019, the Company was in the process of preparing formal loan agreements with both Sandra Marlowe and Betty Williams. As of September 30, 2019, in lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year.

The following table summarizes the transactions related to these related party notes payable:

			For the Years Ended December 31,			
	Nine Months Ended September 30, 2019	2018	2017	2016	2015	2014
Beginning balance - principal	$ 154,100	$ 80,100	$ 20,100	$ 2,100	$ 2,100	$ -
Sandra Marlowe	24,000	24,000	60,000	18,000	-	2,100
Betty Williams	5,000	50,000	-	-	-	-
Ending balance - principal	183,100	154,100	80,100	20,100	2,100	2,100
Beginning balance - accrued interest	15,126	5,354	1,558	223	55	-
Sandra Marlowe	6,927	8,303	3,796	1,335	168	55
Betty Williams	3,005	1,469	-	-	-	-
Ending balance - accrued interest	25,058	15,126	5,354	1,558	223	55
Total principal and accrued interest	$ 208,158	$ 169,226	$ 85,454	$ 21,658	$ 2,323	$ 2,155
Total principal and accrued interest:						
Sandra Marlowe	$ 148,684	$ 117,757	$ 85,454	$ 21,658	$ 2,323	$ 2,155
Betty Williams	59,474	51,469	-	-	-	-
Total principal and accrued interest	$ 208,158	$ 169,226	$ 85,454	$ 21,658	$ 2,323	$ 2,155

Note 12. Long-Term Notes Payable

During the year ended December 31, 2017, the Company issued five (5) Original Issue Discount (OID) Promissory Notes (the "OID Notes") in the aggregate original principal option amount of $174,375. Per the terms of the OID Notes, the maturity date was two (2) years from the date of issue and the notes accrued interest at the rate of six percent (6%) per annum. The total aggregate amount of the discount for the OID Notes was $45,000, which resulted in net cash proceeds of

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

$129,375 ($174,375 - $45,000 = $129,375). The Company recorded the $45,000 discount as a debt discount on its balance sheet, which in effect reduced the outstanding principal balance of the OID Notes to $129,375.

During the year ended December 31, 2018, two of the Holders of the OID Notes loaned the Company an additional $15,625 of original principal option amount, in the aggregate, pursuant to the terms of the OID Notes, which resulted in net cash proceeds of $13,125 and an additional $2,500 of debt discount.

The OID Notes also gave the Holder(s) the option, at their sole discretion, to have the Company repay the outstanding principal balance (net of the discount) in cash when the Company qualified as a qualified entity, the Holder(s) qualified as a qualified Investor, and the subsequent investment in the Kentucky Angel Investment Act Offering qualified as a qualified investment as authorized under the authority of KRS 154.20-230 through KRS 154.20-240. Should the Holder(s) exercise this option, which required the Holder(s) to give the Company ten (10) days advance notice, the Holder(s) was to receive their entire outstanding principal balance (net of the discount) but not the 6% accrued interest. The Holder(s) would then be entitled to re-invest the entire original principal option amount of their OID Note into shares of the Company's common stock at a per share price of $2.50 via the Company's Kentucky Angel Investment Act Offering. If the Holder(s) chose not to exercise this option, then upon maturity of the OID Note(s), the Holder(s) would only receive the discounted principal amount plus the 6% accrued interest.

During the year ended December 31, 2018, all of the Holders of the OID Notes exercised their option to have the Company pre-pay their notes so that the proceeds could be used to purchase shares of the Company's common stock at a per share price of $2.50, which resulted in the issuance of 76,000 shares of the Company's common stock. Upon the exercising of these options, the Company expensed the entire $47,500 debt discount as a non-cash interest expense in its Statements of Operations for the year ended December 31, 2018.

The following summarizes the OID Notes:

Original principal option amount of the OID Notes	$	190,000
Less discount		(47,500)
Net principal amount of the OID Notes	$	142,500
Original principal option amount of the OID Notes Payable invested in the Kentucky Angel Investment Act Offering	$	190,000
Per share purchase price	$	2.50
Number of shares of the Company's common stock issued		76,000

Note 13. Stockholders' Deficit

Preferred Stock

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The Company is authorized to issue a maximum of 2,000,000 shares of preferred stock with a par value of $0.0001 per share. As of September 30, 2019, the Company had not issued any shares of preferred stock.

Common Stock

The Company is authorized to issue a maximum of 8,000,000 shares of common stock with a par value of $0.0001 per share. As of September 30, 2019, the Company had 2,155,655 shares of its common stock issued and outstanding.

The Company did not issue any shares of its common stock during the nine months ended September 30, 2019.

During the year ended December 31, 2018, the Company issued 76,000 shares of its common stock in relation to the conversion of the five (5) Original Issue Discount (OID) Promissory Notes (see Note 12. Long-Term Notes Payable). The shares were issued for total consideration of $190,000, of which $142,500 was cash proceeds received by the Company upon issuance of the Original Issue Discount (OID) Promissory Notes and the remaining $47,500 was related to the discount on Original Issue Discount (OID) Promissory Notes.

The following summarizes the conversion of OID Notes into shares of the Company's common stock:

Original principal option amount of the OID Notes	$	190,000
Less discount		(47,500)
Net principal amount of the OID Notes	$	142,500
Original principal option amount of the OID Notes Payable invested in the Kentucky Angel Investment Act Offering	$	190,000
Per share purchase price	$	2.50
Number of shares of the Company's common stock issued		76,000

During the year ended December 31, 2017, the Company issued 15,100 shares of its common stock for cash proceeds of $30,200. The shares were issued in relation to the Company's Crowd Funding offering via Start Engine. This offering closed as of December 31, 2016, with the Company receiving the proceeds in January 2017 and issuing the related shares in January 2017. The shares were sold at a per share price of $2.00.

During the year ended December 31, 2016, the Company issued 85,631 shares of its common stock for cash proceeds of $135,675. The Company issued 74,555 shares of its common stock in relation to its "Friends and Family" offering, with cash proceeds totaling $134,200 at a per share price of

25

$1.80. The remaining 11,076 shares were issued to were issued to Patterson Hicks, a Founder, for cash proceeds of $1,475.

During the year ended December 31, 2015, the Company issued 1,609,096 shares of its common stock for cash proceeds of $39,675. The Company issued 1,595,767 shares of its common stock to Sandra Marlowe, the Company's Chief Executive Officer and founder, for cash proceeds of $37,900. The remaining 13,329 shares were issued to Patterson Hicks, a Founder, for cash proceeds of $1,775.

During the year ended December 31, 2014, the Company issued 369,828 shares of its common stock for cash proceeds of $17,000. The Company issued 294,733 shares of its common stock to Sandra Marlowe, the Company's Chief Executive Officer and founder, for cash proceeds of $7,000. The remaining 75,095 shares were issued to Patterson Hicks, a Founder, for cash proceeds of $10,000.

The following summarizes the number of shares of the Company's common stock issued and outstanding as of September 30, 2019:

	Shares		Consideration Received
Sandra Marlowe, the Company's Chief Executive Officer and Founder	1,890,500	$	44,900
Patterson Hicks, Founder	99,500		13,250
Holders of convertible Original Issue Discount (OID) Notes	76,000		190,000
Friends and Family offering	74,555		134,200
Crowd Funding offering	15,100		30,200
Total	2,155,655	$	412,550

Warrants

On September 20, 2016, the Company issued a 9% Senior Secured Convertible Promissory Note (the Senior Secured Convertible Note) in the principal amount of $54,000 (see Note 8. 9% Senior Secured Convertible Promissory Note and Accrued Interest). The Holder of this note was also issued warrants to purchase 60,000 shares of the Company's common stock at a per share price of $2.00. Using the Black-Scholes-Merton option pricing model, the Company estimated the fair value of these warrants to be $274,025 as of the date of issue. The Company expensed the entire $274,025 as non-cash warrant expense on the date of issue, as the warrants were immediately exercisable. As of September 30, 2019, these warrants had expired without having been exercised.

The following table summarizes the number of shares issuable as of September 30, 2019:

	As of September 30, 2019
Maximum authorized number of shares of common stock	8,000,000

26

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Shares issued and outstanding at September 30, 2019	2,155,655
Shares issuable upon conversion of the 9% Convertible Promissory Note	38,181
Shares issuable upon conversion of Convertible Bridge Notes	7,486
Total shares of common stock that could have been issued as of September 30, 2019	2,201,322
Shares of common stock available for issuance as of September 30, 2019	5,798,678

Note 14. Subsequent Events

The following material events/transactions have occurred since December 31, 2018:

Common Stock Sold by Royalty Ridge LLC

On December 2, 2019, Greenline BDC Inc. (Greenline), a third-party entity that has provided both consulting services and $121,838 of funding (see Note 10. Notes Payable and Accrued Interest) to the Company, purchased 525,000 shares of the Company's common stock from Royalty Ridge LLC (Royalty Ridge) for cash proceeds of $52.50. Royalty Ridge is a related-party entity owned and controlled by Sandra Marlowe, the Company's Chief Executive Officer and founder. The 525,000 shares purchased by Greenline represent approximately 24.4% of the 2,155,655 shares of the Company's common stock that was issued and outstanding as of both September 30, 2019 and December 31, 2018.

Consulting Services

On December 2, 2019, the Company agreed to pay Greenline a monthly consulting fee of $7,500 beginning on January 1, 2020.

On December 2, 2019, the Company also agreed to pay $30,000, in the aggregate, to two (2) independent consultants in return for accounting, business management, and business development services. The Company will record the $30,000 as an expense in its statement of operations for the fiscal year ended December 31, 2019 and as an accrued liability on its balance sheet as of December 31, 2019. The Company is not obligated to make any cash payment(s) to these two consultants until, and unless, it secures a minimum of two-hundred fifty thousand dollars ($250,000) of new financing.

Convertible Bridge Notes

In May 2019, the Company began issuing Convertible Bridge Notes (see Note 9. Convertible Bridge Notes and Accrued Interest) that have a maturity date two hundred seventy (270) days from the date of issue and an interest rate of five percent (5%) per annum. As of September 30, 2019, the Company had issued ten (10) Convertible Bridge Notes for aggregate cash proceeds of $9,250. Accrued and unpaid interest on these ten notes totaled $107 as of September 30, 2019.

27

Oluwatosin Anifowoshe, CPA
Certified Public Accountant

10615 Hillsdale Bridge Ln   **Ph.: +1(832)768-9254**
Sugar Land, TX, 77498   **Email:cpataxconsultant@gmail.com**

Related Party Notes Payable

During the nine-month period ended September 30, 2019, the Company borrowed $29,000, in the aggregate, from Sandra Marlowe, the Company's Chief Executive Officer and founder, and her mother, Betty Williams (see Note 11. Related Party Notes Payable and Accrued Interest). The $29,000 of related party borrowings consisted of $24,000 from Sandra Marlowe and $5,000 from Betty Williams. As of September 30, 2019, in lieu of formal loan documents that specify the terms and conditions related to the borrowing of these funds, the Company has recorded these borrowings as related party notes payable under the current liabilities section of its balance sheet. The Company has accrued interest on these funds at the rate of eight percent (8%) per year.

CERTIFICATION

I, Sandra W. Marlowe, Chief Executive Officer of Baqua, Inc, hereby certify that the financial statements of Baqua] included in this Report are true and complete in all material respects.

DocuSigned by:

Sandra Marlowe

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6E12A7B186C54F1...

Chief Executive Officer